

Mail Stop 7010

June 25, 2007

Mr. Daryl K. Holcomb
Vice President and CFO
Ronson Corporation
Campus Drive
P.O. Box 6707
Somerset, NJ 08875

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Q for the period ended March 31, 2007**
> **File No. 1-1031**

Dear Mr. Holcomb:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be
    made, please show us in your supplemental response what the revisions will look
    like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16

Financial Condition, page 21

2. Regarding your covenant violation, please disclose, if any, the existence of cross
    default provisions in other debt agreements that could cause issues absent a
    waiver. Discuss the impact on your business if you are unable to meet the
    financial ratios and are unable to continue obtaining a waiver.

Financial Statements

General

3. Regarding the sale of your charter aircraft business, please tell us how you
    determined that this business did not meet the definition of a component pursuant
    to paragraph 41 of SFAS 144. If after reassessing the criteria in paragraph 41 you
    now believe that the business was a component of your entity, please revise your
    financial statements to present this business as discontinued operations. Please
    refer to paragraphs 42 and 43 of SFAS 144. Please also ensure that any assets and
    liabilities related to your charter aircraft business are identified and presented as
    being related to discontinued operations. See paragraph 46 of SFAS 144.

Consolidated Statements of Operations, page 51

4. On page 18, you disclose that the other-net line item consists of pension expenses
    and legal fees. Please help us understand how you determined it was appropriate
    to exclude these amounts from total costs and expenses and from your
    determination of earnings from continuing operations before interest and other
    items. Refer to Rule 5-03 of Regulation S-X.

Consolidated Statements of Cash Flows, page 53

5. Please help us understand how you determined it was appropriate to include the effect of exchange rate changes in cash flows from operating activities instead of presenting these changes in the reconciliation between the cash and cash equivalents amount at the beginning of the period to the end of the period. See paragraph 25 of SFAS 95.

Note 1 – Summary of Significant Accounting Policies, page 54

6. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, shipping and advertising as well as the general and administrative expenses line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented.

7. Please disclose the range of useful lives for each category of property, plant and equipment you have presented. See paragraph 13 of APB 22.

8. Please disclose the number of anti-dilutive shares by each type of security. See paragraph 40(c) of SFAS 128.

Note 4 – Long-Term Debt, page 60

9. Given your covenant violation, please tell us what consideration you gave to classifying the CIT term notes payable as short-term debt.

Note 5 – Lease Obligations, page 61

10. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should

so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Note 6 – Retirement Plans, page 61

11. Please expand your disclosure to meet the requirements of paragraph 7 of SFAS 158 regarding your retirement plans.

Note 7 – Commitments and Contingencies, page 63

12. You disclose herein that you are involved in various lawsuits, claims and tax audits. Please disclose the amount of the accrual related to each matter, if any, that you have recorded. Disclose the range of loss in excess of amounts accrued or state that such an estimate cannot be made. See paragraphs 8-10 of SFAS 5. Please also provide the additional disclosures referred to in SAB Topic 5:Y. For example, it appears that the environmental liability recorded related to your former Prometcor operations has been recognized on a discounted basis. Please also disclose the discount rate used, the expected aggregate undiscounted amount, and other disclosures referred to in Question 1 of SAB Topic 5:Y.

Note 14 – Related Party Transactions, page 69

13. In October 1998 you entered into a consulting agreement with Mr. Dinger. In October 1998, Mr. Dinger also granted an option to you to purchase shares of common stock held by him. You expended $48,000 for the options during each of the three years ended December 31, 2006, which was charged to additional paid-in capital. Please tell us how you determined the $48,000 each year should be recorded in additional paid-in capital instead of as an expense. Please help us understand the business reasons for you paying $48,000 a year for an option for which you estimate the fair value to be approximately $3,000 at December 31, 2006 and for which the exercise price appears to be greater than your current stock price.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2007

General

14. Please address the above comments in your interim filings as well.

Item 4 – Controls and Procedures, page 14

15. Please note that disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please refer to Release 33-8238, which became effective August 14, 2003.

16. Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter, rather than subsequent to the date of your evaluation. See Item 308 of Regulation S-K.

*   *   *   *

Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in their filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief